PROSPECTUS
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                        ODYSSEY MARINE EXPLORATION, INC.


                        3,945,018 Shares of Common Stock


     The shares of common stock are being offered by certain selling shareholders.



     The common stock is traded in the over-the-counter market and is quoted on the OTC Bulletin Board (Symbol: OMEX). On September 5, 2000 the closing bid and ask prices of the common stock were $0.34375 and $0.40625, respectively.




     This investment involves a high degree of risk. You should purchase shares only if you can afford a complete loss. See "Risk Factors" beginning on page 4.



     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.









                                September 6, 2000

                              TABLE OF CONTENTS

                                                                  PAGE

COMPANY SUMMARY . . . . . . . . . . . . . . . . . . . . . . . . .   3

RISK FACTORS. . . . . . . . . . . . . . . . . . . . . . . . . . .   4

USE OF PROCEEDS . . . . . . . . . . . . . . . . . . . . . . . . .   8

SELLING SHAREHOLDERS. . . . . . . . . . . . . . . . . . . . . . .   9

PLAN OF DISTRIBUTION. . . . . . . . . . . . . . . . . . . . . . .  12

DESCRIPTION OF SECURITIES . . . . . . . . . . . . . . . . . . . .  15

LEGAL MATTERS . . . . . . . . . . . . . . . . . . . . . . . . . .  17

EXPERTS . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  17

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE . . . . . . . .  17

AVAILABLE INFORMATION . . . . . . . . . . . . . . . . . . . . . .  18

                               COMPANY SUMMARY

     Odyssey is engaged in the business of conducting archaeologically sensitive recoveries of cargo and artifacts from various shipwrecks. We plan to produce revenue by exhibiting the artifacts and selling merchandise consisting of certain cargoes, replicas of the artifacts and general merchandise relating to the specific shipwrecks or the shipwreck business in general. In addition, we plan on producing revenue in the form of project sponsorships and through the sale of intellectual property rights.

     Odyssey is currently conducting search and identification operations on the Republic and Cambridge projects.

     The Cambridge Project is an expedition to locate, recover and market the artifacts and cargo of a large colonial warship, lost in a severe storm in the late 17th Century. Based on our research, we believe that there is a high probability that the ship was carrying a cargo of coins with a bullion value of between $20 and $75 million and a much higher potential numismatic value. This will depend on whether the specie referenced in research documents is gold or silver, its denomination and condition, and the method chosen for marketing.

     The Republic project is an attempt to locate, identify, recover, conserve and market the cargo of the Republic, a steam ship that sank after the Civil War. According to our research, the Republic's cargo included approximately 48,000 troy ounces of gold. While the bullion value is approximately $13 million, much of the gold may have been shipped as dust, nuggets, and privately minted coins and bars from the gold fields, potentially increasing the value of the cargo. Odyssey has reached an agreement with research and insurance interests that would give us 80% of any net revenue generated by the project.

     We conducted side scan operations on the Republic project during June 2000. We have returned to the search area and expect to complete the search by the end of September 2000.

     This year's Cambridge search operations began on July 5, 2000 and logged over 30 dives to inspect anomalies. During ROV inspections, we located a number of shipwrecks, which were located in depths between 400 and 1000 meters. These shipwrecks ranged from ancient amphorae wrecks to modern steel vessels. Due to a failure of the ROV's scanning sonar, not all of the promising side scan targets could be inspected. When operations resume, these targets will be inspected and several shipwreck sites already located by Odyssey will be examined in greater detail. We anticipate receiving permission to recover some artifacts under the supervision of an archaeologist from at least one of the sites in order to determine its identity. Plans are being made to return to the search area in October 2000.

     Our corporate offices are located at 3507 Frontage Road, Suite 100, Tampa, Florida 33607. Our telephone number is (813) 282-0855.

                                  RISK FACTORS

     Investing in the shares is very risky. You should be able to bear a complete loss of your investment. In deciding whether to purchase the shares, you should carefully consider the following factors, among others, as well as information contained in this prospectus, our most recent annual report on Form 10-KSB, and the other documents incorporated by reference into this prospectus:

     OUR BUSINESS INVOLVES A HIGH LEVEL OF RISK.

     An investment in Odyssey is extremely speculative and of exceptionally high risk. Although we have access to a substantial amount of research and data which has been compiled regarding various projects, the quality and reliability of such research and data is unknown. Even if we are able to plan and obtain permits for our various projects, there is a possibility that the shipwrecks may have already been salvaged, or may not have had anything valuable on board at the time of the sinking. Even if objects of value are located and recovered, there is the possibility that our rights to the recovered objects will be challenged by others, including both private parties and governmental entities, asserting conflicting claims. Finally, even if we are successful in locating and retrieving objects from a shipwreck and establishing good title to them, there can be no assurance as to the value that such objects will bring at their sale as the market for such objects is very uncertain.

     WE HAVE EXPERIENCED SUBSTANTIAL LOSSES AND HAVE A STOCKHOLDERS'
DEFICIENCY.

     We have recorded substantial losses from our operations, and as of May 31, 2000, we had an accumulated deficit of approximately $5,000,000. In addition, our liabilities exceeded our assets by approximately $1,350,000. In order to continue in business, we will need to raise additional capital. We may be unable to raise sufficient additional capital on acceptable terms.

     WE NEED TO OBTAIN ADDITIONAL FINANCING TO CONDUCT ANY RECOVERY EFFORTS.

     Until we are able to generate revenues, we will need to obtain additional financing in order to continue the search, recovery and marketing phases of our projects. There is no assurance that we will be able to raise sufficient funds to continue our business.

     THE RESEARCH AND DATA WE USE MAY NOT BE RELIABLE.

     The success of a shipwreck project will be dependent to a substantial degree upon the research and data we have obtained. By its very nature, research and data regarding shipwrecks is imprecise, incomplete and unreliable. It is often composed of or affected by numerous assumptions, rumors, "legends," historical and scientific inaccuracies and inaccurate interpretations which have become a part of such research and data over time.

     WE WILL DEPEND ON OTHER COMPANIES TO LOCATE AND RECOVER SHIPWRECKS.

     Although we plan to contract with other parties who will be responsible for the location and recovery of shipwrecks, it is possible that we will have the primary responsibility for such location and recovery. While John C. Morris and Gregory P. Stemm, two of our officers, have experience in the location and recovery of shipwrecks, we do not currently own the equipment or employ the personnel that may be necessary for this type of work. If we have primary responsibility for search and recovery operations, we will be required to contract with others to supply personnel and equipment to complete the project. There can be no assurance that financing or third party contracts will be available to us. The specialized recovery equipment needed may not be available, and the cost of using such equipment is uncertain and will depend, in part, on the location and condition of the wreckage to be recovered.

     RECOVERY EFFORTS MAY BE AFFECTED BY NATURAL HAZARDS.

     Underwater recovery operations are inherently difficult and dangerous and may be delayed or suspended by weather, sea conditions or other natural hazards. Further, such operations may be undertaken more safely during certain months of the year than others. There can be no assurances that we or the entities we are affiliated with will be able to conduct search and recovery operations only during such favorable periods. In addition, even though sea conditions in a particular search location may be somewhat predictable, the possibility exits that unexpected conditions may occur and adversely affect the Company's operations. It is also possible that natural hazards may prevent or significantly delay search and recovery operations.

     WE MAY BE UNABLE TO ESTABLISH OUR RIGHTS TO ANY OBJECTS WE RECOVER.

     Persons and entities other than Odyssey and entities we are affiliated with (both private and governmental) may claim title to the shipwrecks. Even if we are successful in locating and recovering shipwrecks, there is no assurance that we will be able to establish our right to property recovered against governmental entities, prior owners, or other attempted salvors claiming an interest therein. In such an event, we could spend a great deal of money and receive no revenues for our work.

     THE MARKET FOR ANY OBJECTS WE RECOVER IS UNCERTAIN.

     Even if valuable items can be located and recovered, it is difficult to predict the price that might be realized for such items. The value of recovered items will fluctuate with the precious metals market, which has been highly volatile in recent years. In addition, the entrance on the market of a large supply of similar items from shipwrecks located and recovered by others could depress the market for these items.

     WE COULD EXPERIENCE DELAYS IN THE DISPOSITION OR SALE OF RECOVERED
OBJECTS.

     The methods and channels which may be used in the disposition or sale of recovered items are uncertain at present and may include several alternatives. Ready access to buyers for any artifacts or other valuable items recovered cannot be assured. Delays in the disposition of such items could adversely affect our cash flow.

     OBJECTS WE RECOVER COULD BE STOLEN FROM US.

     If we locate a shipwreck and assert a valid claim to items of value, there is a risk of theft of such items at sea, both before and after their recovery, by "pirates" or poachers and while in transit to a safe destination. Such thefts may not be adequately covered by insurance.

     WE FACE COMPETITION FROM OTHERS.

     There are a number of competing entities engaged in various aspects of the shipwreck business. One or more of these competing entities may locate and recover a shipwreck that we intend to locate and recover. In addition, these competing entities may be better capitalized and may have greater resources to devote to their pursuit of the shipwreck.

     WE MAY BE UNABLE TO GET PERMISSION TO CONDUCT SALVAGE OPERATIONS.

     It is possible that we will not be successful in obtaining title to, or permission to excavate certain wrecks. In addition, permits which are sought for the projects may never be issued, and if issued, may not be legal or honored by the entities which issued them.

     OUR MANAGEMENT CONTROLS A MAJORITY OF OUR SHARES.

     Our current executive officers and directors own beneficially approximately 50% of our outstanding common stock. Accordingly, the current executive officers and directors will continue to have the ability to significantly influence the election of directors and other matters presented to a vote of shareholders.

     THERE IS ONLY A LIMITED PUBLIC MARKET FOR OUR SHARES.

     Although there is a limited market for our common stock, there can be no assurance that such a market can be sustained. The investment community could show little or no interest in Odyssey in the future. As a result, purchasers of the shares may have difficulty in selling such shares should they desire to do so. Our common stock currently trades on the OTC Bulletin Board.

     TRADING IN OUR SHARES MAY BE LIMITED BY THE "PENNY-STOCK" RULES.

     Our shares may be subject to a rule that imposes additional sales practice requirements on brokers who sell such shares to persons other than established customers (as defined in the rule) and accredited investors (generally, institutions and, for individuals, an investor with assets in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 together with such investor's spouse). For transactions covered by this rule, the broker must make a special suitability determination for the purchaser and must have received the purchaser's written consent to the transaction prior to the purchase. Consequently, many brokers may be unwilling to engage in transactions in our shares because of the added disclosure requirements. This would make it more difficult for shareholders to resell common stock in the market.

     OUR ARTICLES OF INCORPORATION AUTHORIZE GENERIC PREFERRED STOCK.

     Our articles of incorporation authorize the issuance of up to 10,000,000 shares of preferred stock. The Board of Directors has the right to establish the terms, preference, rights and restrictions of the preferred stock. Such preferred stock could be issued with terms, rights, preferences and restrictions that could discourage other persons from attempting to acquire control and thereby insulate incumbent management. In certain circumstances, the existence of corporate devices that would inhibit or discourage takeover attempts could have a negative effect on the market value of our common stock.

                               USE OF PROCEEDS

     Odyssey will not receive any proceeds from the sale of the common stock by the selling shareholders.

     To the extent that any of the warrants held by the selling shareholders are exercised, up to approximately $2,421,000 may be received by Odyssey. Any net proceeds received from the exercise of the warrants will be used for general corporate purposes.

                            SELLING SHAREHOLDERS

     The securities being offered hereby are 3,945,018 shares being offered for resale by certain shareholders. Of those shares, 1,931,185 are currently held by the selling shareholders. Up to 712,500 shares are issuable upon the conversion of preferred stock held by the selling shareholders. Up to 1,301,333 shares are issuable upon exercise of warrants held by the selling shareholders. The shares are being offered for the account of the shareholders in the table below and their donees or pledgees.

     The following table sets forth information concerning the selling shareholders, including:

     * the maximum number of shares issuable upon conversion of preferred stock;

     *  the number of shares issuable upon exercise of warrants;

     *  the number of shares offered by each selling shareholder.

Odyssey has no knowledge of the intentions of any selling shareholder to actually sell any of the securities listed under the columns "Shares Offered." There are no material relationships between any of the selling shareholders and Odyssey other than as disclosed below.

                                     Beneficial Ownership Before Offering
                               ----------------------------------------------
                                            Shares
                               Number of    Issuable    Shares
                                Shares     on Conver-  Issuable
                               Currently    sion of    on Exer-
                               Held to be  Preferred   cise of     Shares
Selling Shareholder             Offered      Stock     Warrants    Offered
-------------------            ----------  ---------   ---------  ----------

deJong & Associates               25,000        --        75,000     100,000
Bruce Gasarch                    490,774        --          --       490,774
Robert Stemm                     151,548        --        87,500     239,048
Ira Russack                      233,863        --        70,000     303,863
Donald H. Kagin                  240,000        --       240,000     480,000
Andrew Lustig                    100,000        --       100,000     200,000
Bleu Ridge Consultants, Inc.
 Profit Sharing Plan             120,000        --       120,000     240,000
Richard A. Pawliger               50,000        --        50,000     100,000
Neal J. Fink, Co-Trustee of
 Adele S. Fisk Revocable
 Trust No. 2                      30,000      37,500      45,000     112,500
John V. Whitman, Custodian
 for Meaghan E. Butler            83,333        --          --        83,333
John V. Whitman, Custodian
 for Sarah E. Whitman             83,334        --          --        83,334
Michael D. Butler                 83,333        --          --        83,333
Zenaide Moraes                      --          --         8,333       8,333

Olive Morris                        --          --        40,000      40,000
Charitable Remainder Trust
 of Timothy J. Brasel               --        75,000      75,500     150,500
James E. Cooke                      --          --        60,000      60,000
Community National Bank,
 Custodian for Michael
 Crisfasi                           --        75,000      30,000     105,000
Richard M. Gawlik                   --        37,500      15,000      52,500
Thomas L. McCaffrey                 --        75,000      30,000     105,000
Canyon Group, LLC                 20,000      37,500      35,000      92,500
Commerce Bank, N.A., Trustee
 for Leslie M. Davis Rollover
 IRA                                --        75,000      30,000     105,000
Jon D. Sawyer                       --        37,500      15,000      52,500
Steve Simpson                       --        37,500      15,000      52,500
Farrington LLP                      --        37,500      15,000      52,500
Jeffrey Miller                      --        75,000      30,000     105,000
Tom Boltres                         --        30,000      12,000      42,000
Jan Boltres                         --        45,000      18,000      63,000
Wally Copeland                      --        37,500      15,000      52,500
J.J. Peirce                       20,000        --        20,000      40,000
Michael Crifasi                   20,000        --        20,000      40,000
Q & S Enterprises, Inc           150,000        --           --      150,000
Thomas S. Soder                   30,000        --        30,000      60,000
                               ---------   ---------   ---------   ---------
     Total                     1,931,185     712,500   1,301,333   3,945,018


     The beneficial ownership of the selling shareholders after the offering would be zero, except for the following persons:

                                               Beneficial Ownership After Offering
                                                    (As of July 31, 2000)
                                -------------------------------------------------------
                                           Shares
                                           Issuable
                                           on Conver-    Shares      Shares
                               Number of    sion of     Issuable    Benefic-
                                Shares    Revenue Par-  on Conver-   ially      Percent
                               Currently  ticipation     sion of   Owned After    of
Selling Shareholder              Held     Certificates    Notes     Offering     Class
-------------------            ---------  ------------  ---------  -----------  -------
Bruce Gasarch                       --         8,334        --         8,334      0.1%
Robert Stemm                      35,000        --        93,518     128,518      0.1%
Ira Russack                                   20,835        --        20,835      0.1%
Bleu Ridge Consultants, Inc.
 Profit Sharing Plan              20,000       1,667        --        21,667      0.2%
Zenaide Moraes                      --         8,334        --         8,334      0.1%


                                             10


Charitable Remainder Trust
 of Timothy J. Brasel              6,812       6,667     131,238     144,717      1.1%
James E. Cooke                    31,885       4,167        --        36,052      0.3%
Richard M. Gawlik                   --         8,334        --         8,334      0.1%
Canyon Group, LLC                307,050        --          --       307,050      2.2%
J.J. Peirce                       61,480        --          --        61,480      0.5%
Jon D. Sawyer                     38,627        --          --        38,627      0.3%

     The information concerning the selling shareholders may change from time to time and will be set forth in supplements to this prospectus.

                              PLAN OF DISTRIBUTION

     The purpose of this prospectus is to permit the selling shareholders to offer and sell up to 3,945,018 shares at such times and at such places as they choose. The decision to convert preferred stock into shares, to exercise warrants, or to sell any shares, is within the sole discretion of the holders thereof.

     The distribution of the shares by selling shareholders may be effected from time to time in one or more transactions. Any of the shares may be offered for sale, from time to time, by the selling shareholders, or by permitted transferees or successors of the selling shareholders, in the over-the-counter market, or otherwise, at prices and on terms then obtainable, at fixed prices, at prices then prevailing at the time of sale, at prices related to such prevailing prices, or in negotiated transactions at negotiated prices or otherwise. The securities may be sold by one or more of the following:

     *  Through underwriters, or through underwriting syndicates.

     * Through one or more dealers or agents (which may include one or more underwriters), including, but not limited to:

          a. Block trades in which the broker or dealer act as principal to facilitate the transactions.

          b. Purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this prospectus.

          c.   Ordinary brokerage transactions.

          d.   Transactions in which the broker solicits purchasers.

     *  Directly to one or more purchasers

     *  A combination of these methods.

     The names of any underwriters or agents involved in the sale of the securities will be set forth in a prospectus supplement.

     In connection with the distribution of the shares or otherwise, the selling shareholders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with such transactions, broker-dealers or other financial institutions may engage in short sales of shares in the course of hedging the positions they assume with the selling shareholders. The selling shareholders may also sell shares short and redeliver the shares to close out such short positions. The selling shareholders may also enter into options or other transactions with broker-dealers or other financial institutions which require the delivery to such broker-dealers or other financial institutions of the securities, which shares such broker-dealers or financial institutions may resell pursuant to this prospectus, as supplemented or amended to reflect this transaction. The selling shareholders may also pledge the securities registered hereunder to a broker-dealer or other financial institution and, upon a default, such broker-dealer or other financial institution may effect sales of the pledged shares pursuant to this prospectus, as supplemented or amended to reflect such transaction. In addition, any securities covered by this prospectus that qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus.

     The selling shareholders or their underwriters, dealers or agents may sell the securities to or through underwriters, dealers or agents, and such underwriters, dealers or agents may receive compensation in the form of discounts or concessions allowed or reallowed. Underwriters, dealers, brokers or other agents engaged by the selling shareholders may arrange for other such persons to participate. Any fixed public offering price and any discounts and concessions may be changed from time to time. Underwriters, dealers and agents who participate in the distribution of the securities may be deemed to be underwriters within the meaning of the Securities Act, and any discounts or commissions received by them or any profit on the resale of shares by them may be deemed to be underwriting discounts and commissions thereunder. The proposed amounts of securities, if any, to be purchased by underwriters and the compensation, if any, of underwriters, dealers or agents will be set forth in a prospectus supplement.

     Unless granted an exemption by the Commission from Rule 10b-6 under the Exchange Act, or unless otherwise permitted under Rule 10b-6A, the selling shareholders will not engage in any stabilization activity in connection with the Company's securities, will furnish each broker or dealer engaged by the selling shareholders and each other participating broker or dealer the number of copies of this prospectus required by such broker or dealer, and will not bid for or purchase any securities of the Company or attempt to induce any person to purchase any of the securities other than as permitted under the Exchange Act.

     Odyssey will not receive any proceeds from any sales of the securities, but will receive the proceeds from any exercise of the warrants held by the selling shareholders. Such proceeds, if any, will be used for general corporate purposes.

     Odyssey shall use its best efforts to prepare and file with the Commission such amendments and supplements to the registration statement and the prospectus used in connection therewith as may be necessary to keep such registration statement effective and to comply with the provisions of the Securities Act with respect to the disposition of the securities covered by the registration statement for the period required to effect the distribution of such securities.

     Odyssey is paying certain expenses (other than commissions and discounts of underwriters, dealers or agents) incident to the offering and sale of the securities to the public, which are estimated to be approximately $5,000. If Odyssey is required to update this prospectus during such period, it may incur additional expenses in excess of the amount estimated above.

     In order to comply with certain states' securities laws, if applicable, the securities will be sold in such jurisdictions only through registered or licensed brokers or dealers. In certain states the securities may not be sold unless they have been registered or qualify for sale in such state or an exemption from registration or qualification is available and is complied with.

                            DESCRIPTION OF SECURITIES

     Odyssey has 110,000,000 authorized shares of stock, consisting of 100,000,000 shares of common stock, having a par value of $.0001 per share, and 10,000,000 shares of preferred stock, having a par value of $.0001 per share.

COMMON STOCK

     As of July 31, 2000, there were 13,579,421 shares of common stock outstanding. All such outstanding shares of common stock are fully paid and nonassessable. Each share of common stock has an equal and ratable right to receive dividends when declared by the Board of Directors of Odyssey out of assets legally available for that purpose and subject to the dividend obligations of Odyssey to holders of any preferred stock then outstanding.

     In the event of a liquidation, dissolution or winding up of Odyssey, the holders of common stock are entitled to share equally and ratably in the assets available for distribution after payment of all liabilities, and subject to any prior rights of any holders of preferred stock outstanding at that time.

     The holders of common stock have no preemptive, subscription, conversion or redemption rights, and are not subject to further calls or assessments of Odyssey. Each share of common stock is entitled to one vote in the election of directors and on all other matters submitted to a vote of stockholders. Cumulative voting in the election of directors is not permitted.

PREFERRED STOCK

     Preferred stock may be issued from time to time in one or more series, and the board of directors, without further approval of the stockholders, is authorized to fix the dividend rates and terms, conversion rights, voting rights, redemption rights and terms, liquidation preferences and any other rights, preferences, privileges and restrictions applicable to each series of preferred stock. The purpose of authorizing the board of directors to determine such rights, preferences, privileges and restrictions is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, adversely affect the voting power of the holders of common stock and, under some circumstances, make it more difficult for a third party to gain control of Odyssey.

     As of July 26, 2000 Odyssey had 190,000 shares of preferred stock outstanding, which shares have been designated series A convertible preferred stock. Each share of preferred stock is convertible into the number of shares of common stock determined by dividing $1.50 by the conversion price. The conversion price is the lesser of $1.50 or 85% of the average closing bid price for the ten (10) consecutive trading days immediately prior to the date of conversion. However, the maximum number of shares of common stock to be issued on conversion of the series A preferred stock shall not exceed 3.75 shares of common stock per share of series A preferred stock. In the event of a liquidation of Odyssey, holders of preferred stock are entitled to receive $1.50 per share prior to any distributions to be made to holders of common stock. The preferred stock is redeemable on at least 45 days' notice at $2.00 per share in the event that the closing bid price of the common stock exceeds $5.00 per share for 20 of 30 consecutive trading days ending not more than five days prior to the mailing of the notice. Holders of preferred stock are entitled to vote together with the holders of common stock.

     No other series of preferred stock has been designated by Odyssey.

WARRANTS

     Odyssey is registering the common stock issuable upon the exercise of certain warrants pursuant to the registration statement of which this prospectus is a part.

     PRIVATE PLACEMENT WARRANTS

     As part of a private placement that was completed in July 2000, Odyssey issued warrants to purchase 285,000 shares of common stock. The warrants give the holders the right to purchase shares of common stock at $1.25 per share until December 1, 2000, and at $2.50 per share thereafter. These warrants are exercisable until March 31, 2002.

     SERIES A AND SERIES B WARRANTS

     In connection with the sale of the series A preferred stock in 1999, Odyssey issued class A warrants to purchase 190,000 shares of common stock at $3.50 per share and class B warrants to purchase 95,000 shares at $2.00 per share. These warrants expire on July 31, 2002. The class A and class B warrants are redeemable under certain circumstances.

     LOAN AND LOAN EXTENSION WARRANTS

     In connection with various loans and loan extensions Odyssey has obtained, Odyssey has issued warrants to purchase an aggregate of 181,333 shares of common stock at prices of $0.30 to $3.00 per share. These warrants have various expiration dates and are not redeemable.

     CONSULTANT'S WARRANTS

     In connection with a consulting agreement, Odyssey has issued de Jong & Associates warrants to purchase 75,000 shares of common stock at $.68 per share. These warrants are subject to a vesting schedule and expire on May 1, 2003.

OTHER CONVERTIBLE SECURITIES OUTSTANDING

     In addition to the preferred stock and warrants described above, Odyssey has outstanding securities which are convertible into shares of common stock as described below. The shares issuable on the conversion of these securities are not being registered for resale.

     CAMBRIDGE REVENUE PARTICIPATION CERTIFICATES

     In June 1998, Odyssey sold $825,000 in revenue participation certificates for its Cambridge project, which are convertible into a total of 275,000 shares of common stock on the basis of one share for each $3.00 so converted. The option to convert expires on December 31, 2001.

CONVERTIBLE NOTES

     Odyssey currently has outstanding promissory notes which are convertible into shares of common stock. As of July 31, 2000, a total of $184,769 in principal and interest under such notes is convertible into common stock at conversion prices ranging from $.24 to $.50 per share. As of July 31, 2000, these notes are convertible into a total of 516,613 shares of common stock.

                                LEGAL MATTERS

     The legality of the shares offered hereby are being passed upon for Odyssey by Krys Boyle Freedman & Sawyer, P.C., 600 17th Street, Suite 2700 South, Denver, Colorado 80202. Jon D. Sawyer, a shareholder in Krys Boyle Freedman & Sawyer, P.C., beneficially owns 100,784 shares of Odyssey's common stock, which shares are being offered for resale by this prospectus.

                                    EXPERTS

     The financial statements incorporated by reference in this prospectus have been audited by Giunta, Ferlita & Walsh, P.A., independent certified public accountants, to the extent and for the periods set forth in their report, incorporated by reference herein, and are incorporated herein in reliance upon such report given upon the authority of that firm as experts in accounting and auditing.

                INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

     The following documents filed by Odyssey with the Commission are incorporated herein by reference:

     (a) Odyssey's annual report on Form 10-KSB for the fiscal year ended February 29, 2000 (SEC File No. 0-26136.)

     (b) Odyssey's quarterly report on Form 10-QSB for the quarter ended May 31, 2000 (SEC File No. 0-26136).

     (c) The description of Odyssey's shares contained in the registration statement on Form 8-A (SEC File No. 0-26136) filed on May 24, 1995.

     All reports and other documents subsequently filed by Odyssey with the SEC pursuant to Sections 13(a), 13(c), 14 and 15(d) of the 1934 Exchange Act, prior to the filing of a post-effective amendment which indicates that all securities covered by this prospectus have been sold or which deregisters all such securities then remaining unsold, shall be deemed to be incorporated by reference herein and to be a part hereof from the date of the filing of such reports and documents.

                            AVAILABLE INFORMATION

     Odyssey is subject to certain informational reporting requirements of the Exchange Act and in accordance therewith files reports and other information with the Securities and Exchange Commission. These reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the SEC at Room 1024 of the SEC's office at 450 Fifth Street, N.W., Judiciary Plaza, Washington, DC 20549, and at its regional offices located at 7 World Trade Center, Suite 1300, New York, NY 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, IL 60661. Copies of such reports, proxy statements and other information can be obtained from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Judiciary Plaza, Washington, DC 20549 at prescribed rates. The SEC maintains a Web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically. Additional updating information with respect to the securities covered herein may be provided in the future to purchasers by means of appendices to this prospectus.

     Odyssey has filed with the SEC in Washington, DC a registration statement under the 1933 Act with respect to the securities offered or to be offered hereby. This prospectus does not contain all of the information included in the registration statement, certain items of which are omitted in accordance with the rules and regulations of the SEC. For further information about Odyssey and the securities offered hereby, reference is made to the registration statement and the exhibits thereto. The registration statement has been filed electronically through the SEC's Electronic Data Gathering, Analysis and Retrieval System and may be obtained through the SEC's Web site (http://www.sec.gov.).

     Odyssey will provide without charge to each person to whom this prospectus is delivered, on the written or oral request of such person, a copy of any document incorporated herein by reference, excluding exhibits.
Requests should be made to Odyssey, 3507 Frontage Road, Suite 100, Tampa, Florida 33607, telephone (813) 282-0855, and directed to the attention of John C. Morris, President.